Exhibit 4.1
Execution Version
STOCKHOLDER AGREEMENT
     STOCKHOLDER AGREEMENT (this “Agreement”) dated as of April 3, 2009, is by and among Royal Gold, Inc., a corporation organized under the laws of the State of Delaware, United States of America (the “Company”), Compañía Minera Carmen de Andacollo, a contractual mining company organized under the laws of Chile (“Stockholder”) and Teck Cominco Limited, a company organized under the laws of British Columbia, Canada (“Teck”).
     WHEREAS:
A. Stockholder and Company, have entered into that certain Master Agreement, dated as of the date hereof (the “Master Agreement”), pursuant to which the Company has agreed to issue Stockholder shares of Common Stock of the Company.
B. In connection with the Master Agreement, Stockholder, Teck and the Company are entering into this Agreement in order, among other things, to govern the voting, transfer and certain other matters related to Stockholder’s and Teck’s acquisition and ownership of certain Company Voting Securities.
C. Teck Beneficially Owns 90% of the issued and outstanding shares of capital stock of Stockholder.
D. The Company, Stockholder and Teck agree that this Agreement shall commence and become effective as of the date hereof.
     NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:
1. Certain Defined Terms and Construction.
     (a) As used in this Agreement, the following capitalized terms shall have the following meanings:
          (i) “Agreement” means this Stockholder Agreement with all Exhibits and Schedules hereto.
          (ii) “Affiliate” means, with respect to any Person, any Person that directly, or indirectly though one or more intermediaries, controls, is controlled by or is under common control with such Person.
          (iii) “Approvals” means any authorizations, licenses, permits, consents, waiver, grant notices, approvals, ruling, order, certifications, exemptions, filings, variances, decrees, registrations, or other action, whether written or oral, of, by, from or on behalf of any Governmental Authority or any other third party, together with all easements, rights-of-way and other rights to access or use property.

          (iv) “Average Daily Trading Volume” means the average number of shares of Common Stock traded on the NASDAQ Global Select Market in one trading day, as reported by the NASDAQ Global Select Market, over a trailing three month period from the day immediately preceding the date of determination.
          (v) “Beneficially Own” or “Beneficial Ownership” (or terms of similar import) with respect to any securities mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act (as that term is defined below)), including, without limitation, pursuant to any agreement, arrangement or understanding, whether or not in writing. Securities Beneficially Owned by a Person shall include, without limitation, securities Beneficially Owned by all Affiliates and “associates” (as defined under the Exchange Act) of such Person and all other Persons with whom such Person would constitute a Group.
          (vi) “Block Trade” means a “block trade” (as such term is customarily understood in the securities industry) of a number of shares of Common Stock greater than 100,000 shares, whether underwritten or not.
          (vii) “Board of Directors” means the board of directors of the Company.
          (viii) “Charter Documents” means articles, articles of incorporation, certificate of incorporation, notice of articles, memorandum, constitutions, bylaws or any similar constating document of a corporation or other legal entity.
          (ix) “Common Stock” means the Company’s common stock having a par value of $0.01 per share.
          (x) “Company” has the meaning set forth in the introductory paragraph of this Agreement.
          (xi) “Company Voting Securities” means (A) the Common Stock; (B) any other securities of the Company entitled, or which may be entitled, to vote with respect to any matter or proposal submitted for the vote or approval or consent of shareholders of the Company, including for the election of directors; (C) options or rights to acquire any such securities; and (D) securities convertible into or exchangeable or exercisable for any such securities, in each case now or hereafter outstanding.
          (xii) “Confidentiality Agreement” has the meaning set forth in the Master Agreement.
          (xiii) “Dispute” means a dispute arising out of or connected with this Agreement or any legal relationship associated with or derived from this Agreement.
          (xiv) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
          (xv) “Governmental Authority” means (A) with respect to Stockholder, the government of Chile or of any state, provincial, territorial, divisional, county, regional, city or other political subdivision of Chile and any entity, court, arbitrator or arbitration panel, agency, department, commission, board, bureau or regulatory authority or other instrumentality of any of them exercising executive, legislative, judicial, regulatory or administrative functions that exercises valid jurisdiction; and (B) with respect to the Company or Teck, the government of any nation, state, provincial, territorial, divisional, county, regional, city or other political subdivision thereof and any entity, court, arbitrator or arbitration panel, agency, department, commission, board, bureau or regulatory authority or other instrumentality of any of them exercising executive, legislative, judicial, regulatory or administrative functions that exercises valid jurisdiction.
          (xvi) “Group” has the meaning set forth in Section 13(d)(3) of the Exchange Act and Rule 13d-5 promulgated thereunder.
          (xvii) “ICC” has the meaning set forth in Section 7(f)(ii).
          (xviii) “Indemnified Party” has the meaning set forth in Section 5(e).
          (xix) “Involuntary Transfer Event” has the meaning set forth in Section 6(a).
          (xx) “Involuntary Transferor” has the meaning set forth in Section 6(a).
          (xxi) “Lock-up Period” means any period, if any (A) commencing on the date the Company, its directors and executive officers become subject to an underwriters’ lock-up in connection with the underwritten public offering of its securities consummated within 90 days of the date of this Agreement; and (B) ending the earlier of (1) the date that is 120 days after the date of this Agreement; (2) the date that is the last day of the lock-up period as the Company may agree to with the underwriter or underwriters of such underwritten public offering or (3) the date that the Company is fully released from such lock-up period described in the immediately preceding subparagraph (2).
          (xxii) “Market Price” means, as to any security as of any specified date, the 4:00 p.m. (New York City time) closing price on such date (or, if no closing price was reported on such date, as applicable, on the immediately preceding trading day) on the NASDAQ Global Select Market, principal stock exchange or interdealer quotation system on which the security is then listed or quoted, as reported by The Wall Street Journal (Northeast edition). If the security is not then listed on such an exchange or quoted on such a system, “Market Price” shall be the fair value of such security as of any specified date determined by a qualified independent third party to be selected jointly by the Company and the Restricted Party.
          (xxiii) “Master Agreement” has the meaning set forth in Recital A of this Agreement.
          (xxiv) “Parties” means Stockholder, Teck and the Company.
          (xxv) “Permitted Assignee” has the meaning set forth in Section 5(d).

          (xxvi) “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or organization.
          (xxvii) “Registration Rights Agreement” has the meaning set forth in the Master Agreement.
          (xxviii) “Restricted Party” means Stockholder or a Permitted Assignee in accordance with Section 5(d), as applicable.
          (xxix) “Standstill Period” means the period commencing on the date hereof and ending on the first date after the Closing Date (as defined in the Master Agreement) when Stockholder, each of the other Restricted Parties, Teck and their Affiliates Beneficially Own collectively less than 2% of the issued and outstanding shares of Common Stock for a period of 90 consecutive days.
          (xxx) “Stockholder” has the meaning set forth in the introductory paragraph of this Agreement.
          (xxxi) “Teck” has the meaning set forth in the introductory paragraph of this Agreement.
          (xxxii) “Transfer” means any direct or indirect, voluntary or involuntary, sale, assignment, transfer, conveyance, distribution, gift, pledge, hypothecation, other encumbrance or any other act whereby the rights of ownership of the Restricted Party are alienated or disposed of or in any way impaired or affected, whether by operation of law or otherwise (including, without limitation, by way of a direct or indirect Transfer of Common Stock of the Restricted Party). “Transferred” or “Transferring” shall have correlative meanings.
          (xxxiii) “Transaction Documents” means this Agreement, the Master Agreement, the Avío Agreement (as defined in the Master Agreement), the Royalty Agreement (as defined in the Master Agreement), and the Registration Rights Agreement.
     (b) In this Agreement:
          (i) unless the context otherwise clearly requires, (A) references to the plural include the singular, and references to the singular include the plural; (B) the words “include,” “includes,” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”; (C) the terms “hereof,” “herein,” “hereunder,” “hereto,” and similar terms refer to this entire Agreement and not to any particular provision of this Agreement; (D) “or” is used in the inclusive sense of “and/or”; (E) if a word or phrase is defined, then its other grammatical or derivative forms have a corresponding meaning; (F) unless otherwise specified, the terms “day” and “days” mean and refer to calendar day(s); (G) the terms “business day” and “business days” mean and refer to any day other than a Saturday, Sunday, federal statutory holiday in the United States of America, provincial statutory holiday in British Columbia or statutory holiday in Chile; and (H) if any action, including a payment hereunder, is required to be taken pursuant to this Agreement on or by a specified date that is not a business day, the action is valid if taken on or by the next business day.
          (ii) unless otherwise specified, all references to articles, sections, and exhibits are to the Articles, Sections, and Exhibits of this Agreement; and
          (iii) the headings of the Sections and Subsections of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
2. Representations and Warranties.
     (a) The Company, Stockholder and Teck on the date hereof hereby represent and warrant, and any Restricted Party who subsequently becomes a party to the Agreement as of the date thereof at that time will represent and warrant, with respect to itself to each other party that:
          (i) it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;
          (ii) it has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;
          (iii) this Agreement has been duly authorized, executed and delivered by it and this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with the terms hereof except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws or equitable principles affecting enforcement of creditors’ rights generally at the time in effect;
          (iv) the execution, delivery and performance of this Agreement by each of the Company, Stockholder, a Restricted Party or Teck, does not and will not violate, conflict with, contravene, result in a violation or breach of or default under, or give rise to, create in any other Person a right or claim of termination, amendment, modification, acceleration or cancellation of, or result in the creation of any lien upon any of the properties or assets of the Company, Stockholder, the Restricted Party or Teck under (A) any provision of its Charter Documents or (B) any material agreement, contract, lease, license, instrument or other material arrangement to which it is a party or by which its properties or assets may be bound, except, in the case of this clause for violations, breaches and defaults that, individually and in the aggregate, would not reasonably be expected to have or result in a material adverse effect on the Company’s, Stockholder’s, the Restricted Party’s or Teck’s right or ability to perform its obligations hereunder; and
          (v) it need not give any notice to, make any filing with, or obtain any Approval of any Person, which has not already been obtained, in order to execute, deliver and perform this Agreement or to consummate the transactions contemplated by this Agreement.

     (b) Stockholder and Teck on the date hereof hereby represent and warrant, and any Restricted Party who subsequently becomes a party to the Agreement as of the date thereof will represent and warrant, with respect to itself to the Company that:
          (i) the Common Stock to be issued pursuant to the Master Agreement will, once issued, represent all of the Common Stock that Stockholder, Teck and their Affiliates Beneficially Own, or have the right to acquire or Beneficially Own, on the Closing Date (as defined in the Master Agreement) or on the date Restricted Party becomes a party to this Agreement; and
          (ii) except for this Agreement, neither it nor any of its Affiliates has any agreement, arrangement or understanding with any other Person or Group which is not an Affiliate with respect to acquiring, holding, voting or Transferring Common Stock.
3. Standstill and Related Provisions.
     (a) Subject to Section 3(b) of this Agreement, during the Standstill Period, Stockholder, each other Restricted Party and Teck each agrees that it will not, and will cause each of its other Affiliates, agents and representatives not to, directly or indirectly, by operation of law or otherwise, alone or in concert with others:
          (i) acquire, offer, propose or agree to acquire, or obtain an option or right to acquire, directly or indirectly, whether by purchase, tender offer, exchange offer, put or call option, hedging transaction, stock loan, through the acquisition of control of another Person or otherwise, any Company Voting Securities (except in connection with any stock split, stock dividend, recapitalization or similar transaction);
          (ii) make, or in any way participate, directly or indirectly, in any “solicitation” (as such term is used in the proxy rules of the Securities and Exchange Commission as in effect on the date hereof) of proxies or consents with respect to the Company Voting Securities (whether or not relating to the election or removal of directors), advise, seek to advise, encourage or influence any Person with respect to the voting of any Company Voting Securities, initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the Securities and Exchange Commission as in effect on the date hereof) shareholders of the Company for the approval of shareholder proposals, whether made pursuant to Rule 14a-8 of the Exchange Act or otherwise, or induce or attempt to induce any other Person to initiate any such shareholder proposal or initiate any other action described in this Section 3(a)(ii);
          (iii) seek, propose or make any public statement with respect to any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, acquisition by third parties of any Company Voting Securities, dissolution, liquidation, reorganization, recapitalization or similar transaction involving the Company, any of its Affiliates or any of their businesses, except as contemplated by the Master Agreement and this Agreement;
          (iv) form, join or in any way participate in a Group with respect to Beneficial Ownership of any Company Voting Securities or otherwise involving a transaction described in Section 3(a)(iii) above, provided, however that nothing in this Section 3(a)(iv) shall preclude Stockholder, each other Restricted Party and Teck from forming a Group consisting solely of the Stockholder, Teck and their Affiliates as long as such Group does not otherwise violate any other provision of this Agreement;
          (v) deposit any Company Voting Securities in any voting trust, loan any Company Voting Securities or subject any Company Voting Securities to any agreement, arrangement or understanding with respect to the voting or Beneficial Ownership of any Company Voting Securities other than this Agreement or grant any proxy with respect to any such securities to any Person not designated by the Company (except as provided in Section 4 below);
          (vi) call or seek to have called any meeting of the shareholders of the Company or execute any written consent with respect to the Company or Company Voting Securities (except as provided in Section 4(c) below);
          (vii) otherwise act to influence or control or seek to influence or control the management, Board of Directors or policies of the Company, including, without limitation, the composition or structure of the Board of Directors, through the voting of any Company Voting Securities or otherwise;
          (viii) seek representation on the Board of Directors or seek the removal of any member of the Board of Directors;
          (ix) make or initiate any proposal or disclose publicly any intention to make any proposal (whether or not subject to any conditions) or enter into any discussion regarding any of the actions described in this Section 3;
          (x) take any action relating specifically to the Company (and without regard to any actions or public statements regarding Stockholder’s, Teck’s or any other Restricted Party’s business or operations or the mining or precious metals industries generally), which encourages, induces, persuades or forces another Person to make a public announcement relating to the Company or any of its Subsidiaries regarding the matters set forth in this subsection; or encourage, solicit, assist, institute, participate in, finance or support, or enter into any discussions, negotiations, understandings, agreements or arrangements with, any other Person with respect to any of the foregoing;
          (xi) make any proposal, statement or inquiry, or disclose any intention, plan or arrangement (whether written or oral) inconsistent with the foregoing, or make or disclose any request to amend, waive or terminate any provision of this Agreement; or
          (xii) have any discussions or communications with, or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or invest in or enter into any arrangement with, any other Person that engages, or offers or proposes to engage, in any of the foregoing.

     (b) Nothing in Section 3(a) of this Agreement shall prevent Stockholder, each other Restricted Party or Teck from Transferring the Common Stock it Beneficially Owns in accordance with Section 5 of this Agreement.
4. Quorum and Voting. During the Standstill Period, provided Stockholder, each other Restricted Party, Teck or any of their Affiliates Beneficially Owns Company Voting Securities at the time of such shareholder meeting, vote or circulation of a written consent described below, each such Beneficial Owner shall:
     (a) be present in person or represented by proxy at all shareholder meetings of the Company so that all Company Voting Securities Beneficially Owned by Stockholder, each other Restricted Party, Teck and any of their Affiliates may be counted for the purpose of determining the presence of a quorum at such meetings;
     (b) vote all Company Voting Securities Beneficially Owned by Stockholder, each other Restricted Party, Teck and any of their Affiliates in the manner recommended to the shareholders by the Company’s Board of Directors, including in favor of the Company’s nominees to the Board of Directors; and
     (c) execute any written consent in lieu of meeting with respect to all Company Voting Securities Beneficially Owned by Stockholder, each other Restricted Party, Teck and any of their Affiliates in the manner recommended by the Company’s Board of Directors.
5. Restrictions on Transfer.
     (a) Stockholder, and, if any of them Beneficially Own Common Stock, Teck, any Restricted Party and any Affiliate of Stockholder, shall enter into a lock-up agreement with the underwriter or underwriters of the Company’s underwritten public offering consummated within 90 days of the date of this Agreement, substantially in the same form that the Affiliates of the Company enter into with such underwriter or underwriters, which lock-up agreement shall have a lock-up period no greater than the Lock-up Period, provided, however that if any director, officer or Affiliate of the Company is released by the underwriter or underwriters of such public offering from his, her or its lock-up agreement and allowed to sell shares of Common Stock during the Lock-up Period, then the lock-up agreement shall permit Stockholder, Teck, any Restricted Party and any Affiliate of Stockholder to collectively sell an equal number of shares of Common Stock during the Lock-up Period.
     (b) None of Stockholder, any other Restricted Party, Teck or any of their Affiliates shall during the Lock-up Period:
          (i) Transfer any shares of Common Stock that Stockholder, such Restricted Party, Teck or such Affiliates Beneficially Own;
          (ii) enter into any transaction that would have the same effect as a Transfer of any shares of Common Stock that Stockholder, such Restricted Party, Teck or such Affiliates Beneficially Own; or

          (iii) enter into any swap, hedge, stock loan or other arrangement that Transfers, in whole or in part, any of the consequences of ownership of any shares of Common Stock that Stockholder, such Restricted Party, Teck or such Affiliates Beneficially Own, except in the cases of Transfers approved in advance by the Company and the lead underwriter in writing.
     (c) At any time when Stockholder together with any other Restricted Party, Teck and their Affiliates Beneficially Own, in the aggregate, 5% or more of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock issued and outstanding on the later of (i) the date shown on the cover of the Company’s most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K, plus the number of additional shares of Common Stock issued and disclosed in any of the Company’s reports pursuant to the Exchange Act filed since such date, filed prior to the contemplated Transfer or (ii) the Closing Date (as defined in the Master Agreement)), Stockholder, such Restricted Party, Teck and such Affiliates shall not (A) Transfer any shares of Common Stock that Stockholder, such Restricted Party, Teck or such Affiliates Beneficially Own, except a Transfer to a Permitted Assignee pursuant to the terms of Section 5(d), (B) enter into any transaction that would have the same effect as a Transfer of any shares of Common Stock that Stockholder, such Restricted Party, Teck or such Affiliates Beneficially Own, or (C) enter into any swap, hedge, stock loan or other arrangement that transfers, in whole or in part, any of the consequences of ownership of any shares of Common Stock that Stockholder, such Restricted Party, Teck or such Affiliates Beneficially Own, except as follows:
          (i) open market sales of shares of Common Stock, other than Block Trades, on the NASDAQ Global Select Market or the Toronto Stock Exchange by Stockholder, such Restricted Party, Teck or such Affiliates in an aggregate amount of shares in any trading day of less than or equal to 15% of the Average Daily Trading Volume, provided that such open market sale is not a Transfer into any exchange or tender offer for Common Stock conducted on such exchange;
          (ii) Transfers that constitute Block Trades, provided that to the knowledge of Stockholder, any Restricted Party, Teck and any of their Affiliates after commercially reasonably inquiry as to the identity of each prospective purchaser, the purchaser in any such Block Trade is: (x) a mutual fund that is a registered investment company under the United States Investment Company Act of 1940, as amended or (y) if the purchaser in any such Block Trade is not a mutual fund that is a registered investment company under the United States Investment Company Act of 1940, as amended, then if such purchaser, together with any Persons or Group to which the purchaser belongs, would collectively Beneficially Own less than 5% of the issued and outstanding shares of Common Stock immediately after giving effect to such Block Trade;
          (iii) sales to underwriters in a firm commitment underwriting pursuant to an enforceable underwriting agreement relating to the Common Stock and entered in accordance with the Registration Rights Agreement; provided that the underwriting agreement imposes on the underwriters substantially the same Transfer restrictions set forth in clauses (x) and (y) of Section 5(c)(ii); or

          (iv) such other Transfer approved in advance by the Company in writing, not to be unreasonably withheld.
     (d) Notwithstanding the provisions of Section 5, all or any portion of the shares of Common Stock owned by Stockholder may be Transferred to an Affiliate of Stockholder (a “Permitted Assignee”), provided that Permitted Assignee executes and delivers to the Company, prior to or concurrently with such Transfer, a written instrument in form and substance reasonably satisfactory to the Company, signifying such Permitted Assignee’s agreement to be bound by all of the terms of this Agreement and any amendments hereto, and to the assumption of all of the terms and provisions of this Agreement and any amendments hereto. The Permitted Assignee shall be deemed to be a Restricted Party and shall be bound by all of the obligations of and restrictions upon a Restricted Party under this Agreement. In the case of a Transfer to a Permitted Assignee during the Lock-up Period, if at any time thereafter during the Lock-up Period the Permitted Assignee ceases or proposes to cease to be an Affiliate of Stockholder then such Permitted Assignee shall immediately, and effective prior to ceasing to be an Affiliate of Stockholder, Transfer all or any portion of the shares of Common Stock held by such Permitted Assignee back to Stockholder.
     (e) Legend. During the term of this Agreement, all certificates representing Company Voting Securities Beneficially Owned by Stockholder, each other Restricted Party, Teck and any of their Affiliates shall bear a legend substantially as follows:
“THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD, EXCHANGED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS AND PROVISIONS SPECIFIED IN THAT CERTAIN STOCKHOLDER AGREEMENT DATED AS OF APRIL ___, 2009 BY AND AMONG ROYAL GOLD, INC., COMPAÑÍA MINERA CARMEN DE ANDACOLLO AND TECK COMINCO LIMITED.”
     Upon request by Stockholder, each other Restricted Party, Teck and any of their Affiliates in connection with a Transfer of Company Voting Securities as permitted under this Agreement (except in connection with a Transfer to a Permitted Assignee pursuant to Section 5(d)), the Company will act promptly and use best efforts to cause the removal of the aforementioned legend from all certificates representing such Company Voting Securities and deliver such certificates in settlement of a Transfer within industry standard settlement time periods and further agrees to indemnify and hold harmless Stockholder, each other Restricted Party, Teck and any of their Affiliates (each an “Indemnified Party”) of any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, claims, expenses or disbursements of any kind whatsoever which may at any time be imposed on, incurred by or asserted against Indemnified Party arising out of a failure to cause the removal of the aforementioned legend from and deliver such certificates in settlement of a Transfer within industry standard settlement time periods, provided, however that if any Indemnified Party or its broker or agent fails to comply with the procedures to remove the restrictive legends from the certificates set forth on Schedule 1, then the Company shall not have any indemnification obligations under this Section 5(e).

6. Involuntary Transfers.
     (a) In the event that any of the following events (each, an “Involuntary Transfer Event”) shall occur with respect to any Restricted Party:
     (i) the adjudication of a Restricted Party as bankrupt, incompetent or insolvent by any court of competent jurisdiction,
     (ii) the filing by a Restricted Party of a voluntary petition in bankruptcy or an assignment for the benefit of creditors,
     (iii) a bona fide attempt to levy an execution, attachment, sequestration or other writ upon any of the shares of Common Stock owned by a Restricted Party which has not been enjoined or dismissed within 30 days,
     (iv) the foreclosure on any shares of Common Stock pledged to a bank or other financial institution, or
     (v) if a Restricted Party is a partnership, limited liability company, corporation or other entity, the dissolution thereof, except to the extent that the shares of Common Stock are distributed to a Permitted Assignee, then, as applicable, the Restricted Party shall provide to the Company written notice (fully disclosing all material terms of the Involuntary Transfer Event) concurrently with, or as soon as practicable following, the occurrence of the Involuntary Transfer Event and the Company shall have the option, exercisable by delivery of an irrevocable written notice to that effect, to purchase all of the shares of Common Stock of the Restricted Party, as applicable, that are subject to the Involuntary Transfer Event (sometimes referred to herein as the “Involuntary Transferor”) for a period of 15 days following the date of the Company’s receipt of such written notice. The purchase price for the shares of Common Stock of the Involuntary Transferor shall be the Market Price of such shares of Common Stock for the ten trading day period immediately prior to receipt by the Company of any such notice of an Involuntary Transfer Event given in the manner provided in Section 7(b) and shall be payable in full at the closing.
     (b) Assignment of Purchase Rights. The Company shall have the right to transfer all or any portion of its rights to purchase shares of Common Stock under Section 6(a) to any of its Affiliates without the consent of any Restricted Party.
     (c) Closing. The closing of the purchase and sale of shares of Common Stock pursuant to Section 6(a) shall be on a date determined by the Company, shall be within 30 days following delivery by the Company of the irrevocable written notice contemplated by Section 6(a), and shall take place at the principal business office of the Company unless otherwise mutually agreed. At such closing, the selling Restricted Party shall tender to the purchaser(s), as the case may be, (A) certificates evidencing the number of shares of Common Stock to be purchased and sold pursuant to this Agreement, properly endorsed for transfer to the applicable purchaser with signature guaranteed if requested by any of the purchasers and (B) any other documents which are reasonably requested by the Company to evidence the authority of the seller to make such sale and transfer good title to the shares of Common Stock. At such closing, the applicable purchaser(s) shall pay to the selling Restricted Party by wire transfer, cashier’s or certified check, the portion of the purchase price due at closing for the shares of Common Stock pursuant to the terms of Section 6(a).
7. Miscellaneous.
     (a) Termination. This Agreement shall terminate without any action by the Parties, and no longer be of force and effect, upon the termination, if any, of the Master Agreement pursuant to Section 8 of the Master Agreement; provided, however, that this Section 7 (Miscellaneous) shall survive such termination of this Agreement and shall remain in full force and effect until two years from the date of execution of this Agreement.
     (b) Notices. Unless otherwise provided in this Agreement, any notice or other correspondence required or permitted by this Agreement shall be deemed to have been properly given or delivered when made in writing and hand-delivered to the Party to whom directed, or when given by facsimile transmission, with all necessary delivery charges fully prepaid (or in the case of a facsimile, upon confirmation of receipt), and addressed to the Party to whom directed at the following address:
If to the Company:
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202 USA
Attention: President and Chief Executive Officer
Facsimile: (303) 595-9385
with a copy (which shall not constitute notice) to:
Hogan & Hartson L.L.P.
One Tabor Center
1200 Seventeenth Street, Suite 1500
Denver, CO 80202 USA
Attention: Paul Hilton, Esq.
Facsimile: (303) 899-7333
If to Stockholder:
Compañía Minera Carmen de Andacollo
c/o Teck Operaciones Mineras Chile Ltda.
Avenida Vitacura 2939, Piso 24
Las Condes, Santiago, Chile
Attention: Christian Arentsen
Facsimile: (56-2) 464 5794

with a copy (which shall not constitute notice) to:
Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street, P.O. Box 48600
Vancouver, British Columbia, V7X 1T2 Canada
Attention: Fred R. Pletcher
Facsimile: (604) 687-1415
If to Teck:
Teck Cominco Limited
Suite 3300, 550 Burrard Street
Vancouver, British Columbia, V6C 0B3 Canada
Attention: Corporate Secretary
Facsimile: (604) 699-4729
with a copy (which shall not constitute notice) to:
Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street, P.O. Box 48600
Vancouver, British Columbia, V7X 1T2 Canada
Attention: Fred R. Pletcher
Facsimile: (604) 687-1415
Any Party may change its address for the purpose of notices or communications by furnishing notice thereof to the other Party in the manner provided in this Section 7(b).
     (c) Entire Agreement. This Agreement, together with the Confidentiality Agreement, and the other Transaction Documents are the complete expression of the entire agreement of the Parties, and no oral promise, statement or representation not contained herein shall be binding on the Parties unless reduced to writing and signed by the Parties.
     (d) Succession; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other parties. Contemporaneously with any Person becoming a successor of Stockholder or Teck, the successor shall expressly assume, in writing, all of the obligations of a Restricted Party under this Agreement and shall execute and deliver to the Company a counterpart of this Agreement.

     (e) Governing Law. This Agreement is to be governed by and construed under the laws of the State of Delaware, without giving effect to those principles of conflicts of laws that might otherwise require application of the laws of any other jurisdiction.
     (f) Dispute Resolution.
          (i) If for any reason any Dispute arising under this Agreement, either Party may deliver written notice to the other Party regarding such Dispute and the Dispute shall be determined by arbitration as provided in this Section 7(f). THE PARTIES HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, CLAIM OR COUNTERCLAIM ARISING FROM OR CONNECTED WITH THIS AGREEMENT.
          (ii) All Disputes shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (“ICC”). The number of arbitrators shall be three. The place of Arbitration shall be Houston, Texas, USA. The language of the Arbitration shall be English. Judgment may be entered upon an award in any court of competent jurisdiction.
          (iii) The Party referring a Dispute to arbitration hereunder shall appoint an arbitrator in the arbitration petition and the respondent Party shall appoint an arbitrator in its response. If within 30 days after the date of the arbitration petition, the respondent has not appointed an arbitrator, such arbitrator shall be appointed by the ICC. Within 30 days of their appointment, the two arbitrators so appointed shall appoint a third arbitrator who shall preside over the arbitration panel. If the two arbitrators cannot agree on a third arbitrator within such 30 day period, the third arbitrator shall be appointed by the ICC.
          (iv) Notwithstanding the provisions of Section 7(f)(i), the arbitral tribunal shall have the power to grant interim measures of protection, but, without derogating from the commitment to arbitrate or the power of the arbitral tribunal to grant such measures, it shall not be inconsistent with this Agreement for a Party to apply to a court of competent jurisdiction for an interim measure of protection pending the commencement or completion of arbitration.
          (v) In any arbitration, or in any court proceeding authorized to be taken under this Agreement, the arbitral tribunal or the court, as the case may be, shall in addition to any other relief, be entitled to make an award or enter a judgment, as the case may be, for reasonable attorney’s fees and disbursements, including experts witness fees, and any other costs of the proceeding. The arbitration panel may only award damages as provided for under the terms of this Agreement and in no event may punitive, consequential or special damages be awarded.
          (vi) If contemporaneous Disputes arise under this Agreement, a single arbitration may be commenced in respect of the Disputes.
     (g) Remedies. Stockholder and Teck acknowledge and agree that the Company would not have an adequate remedy at law and would be irreparably harmed in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or violated. It is accordingly agreed that, in the event of an actual breach or violation of this Agreement by Stockholder, any other Restricted Party, Teck (or any of their Affiliates, agents or representatives), without limiting or waiving in any respect any rights or remedies of the Parties under this Agreement now or hereafter existing at law in equity or by statute, the Company shall be entitled to such specific performance of the obligations to be performed by Stockholder, any other Restricted Party, Teck, or any of their Affiliates in accordance with the provisions of this Agreement. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which the Company may have under this Agreement or otherwise. Notwithstanding anything in this Agreement to the contrary, the Company shall retain its right to apply to any court of competent jurisdiction located in Houston, Texas, USA, to seek any one or more of the equitable remedies as set forth in this Section 7(g). The Parties hereby irrevocably submit to the jurisdiction of any federal or state court located in Houston, Texas, USA over any Dispute.
     (h) Amendments and Waiver. This Agreement may not be amended, modified or changed, nor shall any wavier of any provision hereof be effective, except by means of a written instrument that has been executed by the Party or Parties to be bound. No delay or omission on the part of any Party hereto in exercising any right hereunder shall operate as a waiver of such right or any other right under this Agreement. Any waiver by any Party of any condition, or of the breach or violation of any term, covenant, agreement, representation, warranty or condition contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as a further or continuing waiver of any such condition, or of the breach of any other term, covenant, agreement, representation, warranty or condition contained in this Agreement.
     (i) Severability. If any provision of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.
     (j) No Third Party Beneficiaries. Except as expressly provided herein, this Agreement and its provisions, terms and conditions are for the sole and exclusive benefit of the Parties and their successors and permitted assigns.
     (k) Counterparts; Exchange by Facsimile or Electronic Delivery. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one single instrument. This Agreement may be delivered by facsimile or electronic delivery.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their behalf as of the day and year first above written.

ROYAL GOLD, INC.

By:	/s/ Tony Jensen
Name:	Tony Jensen
Title:	President and CEO

COMPAÑÍA MINERA CARMEN DE ANDACOLLO

By:	/s/ Christian Arensten
Name:	Christian Arensten
Title:	Director

TECK COMINCO LIMITED

By:	/s/ Peter C. Rozee
Name:	Peter C. Rozee
Title:	Senior Vice President, Commercial Affairs

SCHEDULE 1
Procedures for Removal of Restrictive Legends from Shares
(A) No later than at the day of any Transfer of any Shares, Stockholder, Restricted Party, Teck or its Affiliate (each, a “Transferor”) must provide written notice to the Company of the following details of the Transfer:
(1)	the number of Shares involved in the Transfer;

(2)	reference whether the Transfer is pursuant to a registration statement, sale by holder after ceasing to be an affiliate, transfer by affiliate under Rule 144, or otherwise; and
at any time when Stockholder together with any other Restricted Party, Teck and their Affiliates Beneficially Own, in the aggregate, 5% or more of the issued and outstanding shares of Common Stock:
(3)	the name of the proposed purchaser, if known; and

(4)	identification of Transfer as block trade, market transaction or otherwise.
(B) On the business day following the date of Transfer of any Shares pursuant to a registration statement filed under Securities Act of 1933, Transferor shall deliver the following to the Company’s transfer agent (with copies of the same to the Company):
(1)	original stock certificate evidencing the Shares; and

(2)	a representation letter regarding compliance with the prospectus delivery requirements and the plan of distribution set forth in the prospectus or prospectus supplement.
For greater certainty, Section (B)(2) shall not apply to any sale by Transferor (other than pursuant to an underwritten offering) when Transferor is not an affiliate and assuming the sale is pursuant to Section (C).
(C) On the business day following the date of Transfer of any Shares by holder when it is not an affiliate, Transferor shall deliver the following to the Company’s transfer agent (with copies of the same to the Company):
(1)	original stock certificate evidencing the Shares; and

(2)	opinion of counsel that the holder is not an affiliate of the Company, which shall only be required for the first Transfer after Transferor is no longer an affiliate.
(D) On the business day following the date of Transfer of any Shares that is exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 144 promulgated thereunder, Transferor shall deliver the following to the Company’s transfer agent (with copies of the same to the Company):
(1)	the original stock certificate evidencing the Shares;

(2)	an opinion letter of counsel, in customary form that the Transfer is in compliance with Rule 144;

(3)	a copy of Form 144 filed or to be filed with the Securities and Exchange Commission;

(4)	an executed seller’s representation letter addressed to the Company and its transfer agent in customary form; and

(5)	an executed broker’s representation letter addressed to the Company and its transfer agent in customary form.

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(E) On the business day following the date of Transfer to a related party of Transferor, an original stock certificate evidencing the Shares and a stock power showing transfer of Shares (with copies of the same to the Company).
The procedures set forth in the Schedule 1 are subject to change based on changes to the securities laws of the United States of America, and the Company shall provide Stockholder with prompt written notice following any such change in such procedures.

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